UNITED STATES

  SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CHARLES & COLVARD, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

159765106

(CUSIP Number)

Clint J. Pete

Charles & Colvard, Ltd.

170 Southport Drive

Morrisville, NC 27560

(919) 468-0399

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159765106
1.	Names of Reporting Persons Ollin B. Sykes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,724,499 (1)
	8.	Shared Voting Power 135,587 (2)
	9.	Sole Dispositive Power 2,724,499 (1)
	10.	Shared Dispositive Power 135,587 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,860,086 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.43% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 736,421 shares held directly by Mr. Sykes; (ii) 188,920 shares held in a SEP IRA controlled by Mr. Sykes; (iii) 95,358 shares held in a Roth IRA controlled by Mr. Sykes; (iv) 153,800 shares held in a traditional IRA controlled by Mr. Sykes; and (v) 1,550,000 shares held by the Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985, of which Mr. Sykes is co-trustee, of which shares 375,000 are held in Mr. Sykes’ personal 401(k) account under such plan.

(2) Consists of 135,587 shares held by Lou S. Sykes, Mr. Sykes’ spouse. Mr. Sykes disclaims beneficial ownership of all of these securities, except to the extent of his pecuniary interest therein.

(3) Based on 30,344,955 shares of common stock issued and outstanding as of November 6, 2023.

CUSIP No. 159765106
1.	Names of Reporting Persons Sykes & Company Profit Sharing Plan and Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,550,000 (4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,550,000(4)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.11% (3)
14.	Type of Reporting Person (See Instructions) EP

(4) Includes 375,000 shares held in Mr. Sykes’ personal 401(k) account under the plan over which Mr. Sykes’ has sole dispositive and voting power.

CUSIP No. 159765106
1.	Names of Reporting Persons Lou S. Sykes
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 135,587
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 135,587
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,587
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.45% (3)
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This Amendment No. 1 to Schedule 13D relates to the shares of common stock, no par value (the “Common Shares”), issued by Charles & Colvard, Ltd., a North Carolina corporation (the “Issuer”). The principal executive offices of the Issuer are located at 170 Southport Drive, Morrisville, North Carolina 27560.
Item 2.	Identity and Background

(a)  This Statement is being jointly filed by Ollin B. Sykes (“Mr. Sykes”), the Sykes & Company PA 401(k) Profit Sharing Plan UA January 1, 1985 (the “Plan”) and Lou S. Sykes (“Ms. Sykes”). Mr. Sykes, the Plan and Ms. Sykes are referred to collectively as the “Reporting Persons.”

(b) The principal business address of Mr. Sykes is 401 E. Church Street Ext., Floor 3, Edenton, NC 27932. The principal business address of the Plan is 401 E. Church Street Ext., Floor 3, Edenton, NC 27932. The principal address of Ms. Sykes is c/o Ollin B. Sykes, 401 E. Church Street Ext., Floor 3, Edenton, NC 27932.

(c) The principal business occupation of Mr. Sykes is President of Sykes & Company, P.A. Sykes & Company, P.A. is an accounting firm located at 401 E. Church Street Ext., Floor 3, Edenton, NC 27932. The principal business of the Plan is investing in securities.

(d)-(e)  During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sykes and Ms. Sykes are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The 736,421 Common Shares held by Mr. Sykes, the 188,920 Common Shares held in Mr. Sykes’ SEP IRA, the 95,358 Common Shares held in Mr. Sykes’ Roth IRA, and the 153,800 Common Shares held in Mr. Sykes’ traditional IRA, were acquired in gradual increments, from 1997 to present, through (i) a series of purchases made with personal funds and (ii) the exercise of stock options granted to Mr. Sykes in gradual increments by the Issuer in consideration for his services as a director of the Issuer. The stock options to purchase an aggregate of (i) 15,600 Common Shares and (ii) 52,631 Common Shares, which (i) became exercisable on November 17, 2022 and (ii) become exercisable on December 14, 2023, respectively, were granted to Mr. Sykes by the Issuer in consideration for his services as a director of the Issuer.

The 1,550,000 Common Shares held by the Plan were acquired in gradual increments, from 2009 to present, through a series of purchases made with working capital. Of such Common Shares, 375,000 were purchased by the Plan for Mr. Sykes’ personal 401(k) account under the Plan, pursuant to Mr. Sykes’ instructions.

The 135,587 Common Shares held by Ms. Sykes were acquired in gradual increments, from 1997 to present, through a series of purchases made with personal funds.

Item 4.	Purpose of Transaction

All of the Common Shares beneficially owned by the Reporting Persons were acquired for investment purposes, and in the case of Mr. Sykes, as consideration for his services as a director of the Issuer. As of the date of this statement, the Reporting Person does not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)

(i) Mr. Sykes beneficially owns 2,860,086 Common Shares, representing approximately 9.43% of issued and outstanding Common Shares.

(ii) The Plan beneficially owns 1,550,000 Common Shares, representing approximately 5.11% of issued and outstanding Common Shares.

(iii) Ms. Sykes beneficially owns 135,587 Common Shares, representing approximately 0.45% of issued and outstanding Common Shares.

The percentages are computed based on 30,344,955 Common Shares issued and outstanding as of November 6, 2023.

(b)

(i) Mr. Sykes has sole voting and dispositive power with respect to 2,724,499 Common Shares, which includes the 736,421 Common Shares held by Mr. Sykes, the 188,920 Common Shares held in Mr. Sykes’ SEP IRA, the 95,358 Common Shares held in Mr. Sykes’ Roth IRA, the 153,800 Common Shares held in Mr. Sykes’ traditional IRA, his options to purchase an aggregate of 15,600 Common Shares (which became exercisable on November 17, 2022) and 44,642 Common Shares (which become exercisable on December 14, 2023), and the 1,550,000 Common Shares held by the Plan of which he is the co-trustee. Mr. Sykes may be deemed to have shared voting and dispositive power with respect to 135,587 Common Shares held by Ms. Sykes, his spouse.

(ii) The Plan has sole voting and dispositive power with respect to 1,550,000 Common Shares. As trustee of the Plan, Mr. Sykes may be deemed to have voting and dispositive power with respect to such shares. 375,000 of such Common Shares are held in Mr. Sykes’ personal 401(k) account under the Plan.

(iii) Ms. Sykes has shared voting and dispositive power with respect to 135,587 Common Shares. Mr. Sykes, as her spouse, may be deemed to have shared voting and dispositive power with respect to such shares.

(c)

(i) On November 14, 2023, Mr. Sykes purchased an aggregate of 100,000 Common Shares in open market broker transactions at a weighted average price of $0.3181 per Common Share.

(ii) On November 14, 2023, Mrs. Sykes purchased an aggregate of 20,000 Common Shares in open market broker transactions at a price of $0.3374 per Common Share.

(iii) On November 15, 2023, Mrs. Sykes purchased an aggregate of 69,800 Common Shares in open market broker transactions at a weighted average price of $0.3422 per Common Share.

(iv) On November 15, 2023, Mr. Sykes’ traditional IRA purchased an aggregate of 42,300 Common Shares in open market broker transactions at a weighted average price of $0.3583 per Common Share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Sykes holds stock options to purchase an aggregate of 15,600 Common Shares at an exercise price of $3.205 per Common Share, granted on November 18, 2021. These options were granted by the Issuer in consideration for Mr. Sykes’ services as Director. This option grant vested in full on the date of the Issuer’s 2022 Annual Shareholders’ Meeting, which took place on November 17, 2022, and expire on November 18, 2031. Mr. Sykes also holds stock options to purchase an aggregate of 52,631 Common Shares at an exercise price of $0.95 per Common Share, granted on November 17, 2022. These options were granted by the Issuer in consideration for Mr. Sykes services as Director. This option grant vests in full on the date of the Issuer’s 2023 Annual Shareholders’ Meeting, which is expected to take place on December 14, 2023, and expires on November 17, 2032.
Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2023

Ollin B. Sykes

By:	/s/ Ollin B. Sykes
Ollin B. Sykes

Sykes & Company Profit Sharing Plan and Trust

By:	/s/ Ollin B. Sykes
Name: Ollin B. Sykes
Title: Trustee

Lou S. Sykes

By:	/s/ Lou S. Sykes
Lou S. Sykes